Exhibit 99.1

Qiao Xing Universal to Release Certain Key Financial Data for the
Nine Months Ended September 30, 2004 Later This Month

HUIZHOU, Guangdong, China, Nov. 4 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that it expects to release, within this month, certain key financial data for the nine months ended September 30, 2004.

     Mr. Wu Rui Lin, Chairman of XING, said, “We understand that investors are avid for information about the Company, especially that of a financial nature, on which they base, to a large extent, their investment decisions.

     “As a foreign issuer we are not required to provide quarterly financial information, and when we do so voluntarily, we are not bound by any time frame as imposed by the SEC on domestic issuers.

     “As quarterly financial information does not benefit from the rigor of external audits, it behooves us to take extra care in its preparation to ensure that it is free from material misstatement or omission. Management’s assertions about the operational performance, as expressed in the financial information, must not be allowed to be based on vague impressions but rather on verifiable facts and figures that it may take time to obtain.

     “The preparation of the financial information for the nine months ended September 30, 2004 is progressing smoothly. We expect to release certain key financial data this month.”

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.
-0-	11/04/2004
/CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268,
or rickxiao@qiaoxing.com /
/Web Site: http://www.cosun-xing.com /